Exhibit 21.1

LIST OF SUBSIDIARIES OF AZURE MIDSTREAM PARTNERS, LP (1)

Entity	Jurisdiction
Azure Midstream Operating Company GP, LLC	Delaware
Azure Midstream Operating Company, LP	Delaware
Azure Midstream Energy LLC	Delaware
TGGT GP Holdings, LLC	Delaware
TGG Pipeline, Ltd.	Texas
Talco Midstream Assets, Ltd.	Texas
Azure ETG LLC	Delaware
AME Payroll Company LLC	Delaware

(1)	Following completion of the reorganization in connection with the initial public offering of Azure Midstream Partners, LP.